AB 4/1

08030889

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DN Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 W. Wacker Drive, Suite 4040
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN E. Dancewicz 312-332-7961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd
(Name – *if individual, state last, first, middle name*)

NBC Tower, Suite 2600 455 N. City Front Plaza Chicago, IL 60611-5371
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/10

OATH OR AFFIRMATION

I, John E. Dancewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DN Partners LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Compliance

Title

Notary Public

"OFFICIAL SEAL"
KARA L. LOQUIST
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/03/08

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DN PARTNERS, LLC

YEARS ENDED DECEMBER 31, 2007 AND 2006

DN PARTNERS, LLC

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Members
DN Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of DN Partners, LLC (the Company) as of December 31, 2007 and 2006 and the related statements of income and comprehensive income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DN Partners, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

March 27, 2008

AFFIRMATION

I, John E. Dancewicz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DN Partners, LLC as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

John E. Dancewicz
Managing Member of DN Partners, LLC

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
KARA L. LOQUIST
COMMISSION EXPIRES 06/03/08

DN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 238,347	$ 147,061
Investment in marketable equity securities (Note 2)	44,541	27,711
Accounts receivable	39,669	779,670
Other current assets	16,054	15,816
Total current assets	338,611	970,258
Furniture and fixtures	33,941	29,861
Less accumulated depreciation	33,941	29,861
Furniture and fixtures, net		
Total assets	$ 338,611	$ 970,258
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 13,255	$ 159,027
Deferred income	16,667	
Current portion of deferred rent	11,380	1,167
Total current liabilities	41,302	160,194
Long-term liability:		
Deferred rent, less current portion shown above		11,380
Total liabilities	41,302	171,574
Members' equity	266,234	784,439
Accumulated other comprehensive income:		
Unrealized gain on marketable equity securities (Note 2)	31,075	14,245
Total members' equity	297,309	798,684
Total liabilities and members' equity	$ 338,611	$ 970,258

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Years ended December 31,	2007	2006
Revenues:		
Management advisory fees	$ 2,793,798	$ 2,599,230
Interest income	20,407	5,169
Other income	37,135	11,631
Total revenues	2,851,340	2,616,030
Expenses:		
Compensation and benefits	680,891	417,172
Commissions and finders fees	184,473	174,101
Rent and occupancy	204,931	154,581
Professional fees	128,420	283,940
Management fees	120,000	120,000
Travel and entertainment	244,007	161,243
Communications	61,780	46,923
General and administrative	145,043	187,445
Total expenses	1,769,545	1,545,405
Net income	1,081,795	1,070,625
Other comprehensive income:		
Unrealized gain on marketable equity securities:		
Unrealized holding gain arising during the year	16,830	14,245
Comprehensive income	$ 1,098,625	$ 1,084,870

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' equity	Unrealized gain on marketable equity securities	Total
Balance, December 31, 2005	$ 213,814		$ 213,814
Net income	1,070,625		1,070,625
Adjustment of marketable equity securities to market value (Note 2)		$ 14,245	14,245
Member distributions	(500,000)		(500,000)
Balance, December 31, 2006	**784,439**	**14,245**	**798,684**
Net income	**1,081,795**		**1,081,795**
Adjustment of marketable equity securities to market value		**16,830**	**16,830**
Member distributions	**(1,600,000)**		**(1,600,000)**
Balance, December 31, 2007	**$ 266,234**	**$ 31,075**	**$ 297,309**

See notes to financial statements.

DN PARTNERS, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2007	2006
Operating activities:		
Net income	$ 1,081,795	$ 1,070,625
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	740,001	(757,776)
Other current assets	(238)	(9,788)
Depreciation expense	4,080	
Accounts payable and accrued expenses	(145,772)	121,879
Deferred income	16,667	
Deferred rent	(1,167)	12,547
Cash provided by operating activities	1,695,366	437,487
Investing activities:		
Purchase of furniture and fixtures	(4,080)	(4,800)
Cash used in investing activities	(4,080)	(4,800)
Financing activities:		
Member distributions	(1,600,000)	(500,000)
Cash used in financing activities	(1,600,000)	(500,000)
Increase (decrease) in cash and cash equivalents	91,286	(67,313)
Cash and cash equivalents, beginning of year	147,061	214,374
Cash and cash equivalents, end of year	$ 238,347	$ 147,061

See notes to financial statements.

DN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization and summary of significant accounting policies

Organization:

DN Partners, LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company, an Illinois limited liability corporation, is a merger and acquisitions advisory firm that engages in buying and selling companies and provides private placement of private securities.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include cash on deposit and money market investments.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful life of the assets.

Deferred rent:

In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total minimum payments due over the lease term, divided by the number of months in the lease term. The difference between rent expenses recorded and the amount paid is charged to deferred rent which is reflected as a separate line item in the statement of financial condition.

Income taxes:

The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

2. Investment in marketable equity securities

The Company classifies its investments in marketable equity securities as available for sale and, as a result, securities are stated at fair market value. Unrealized holding gains and losses are included as a component of members' equity until realized.

Cost and fair market value of the marketable equity securities are as follows:

December 31:	Cost	Net unrealized gain	Fair value
2006	$ 13,466	$ 14,245	$ 27,711
2007	**$ 13,466**	**$ 31,075**	**$ 44,541**

3. Related-party transactions

In 2007 and 2006 the Company paid $120,000 to DN Management Services Corporation, an affiliated company, for administrative and support services.

The Company provides office space and facilities to DN Management Services Corporation and DN Partners, LP, affiliates under common ownership.

4. Commitment

The Company leases office space under an agreement expiring on December 31, 2008. The Company is also obligated for its share of operating expenses and real estate taxes under the terms of the lease. The remaining minimum lease payments under this agreement, exclusive of executory costs, is $98,040.

Office rental expense was $185,252 and $122,666 for 2007 and 2006, respectively.

5. Concentrations of credit risk

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company has not experienced any losses in any such accounts and believes it is not exposed to any significant credit risk on cash.

6. Net capital requirement

The Company, as a registered broker and dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" of $5,000.

At December 31, 2007, the Company had net capital, as defined, of $268,966 which was $263,966 in excess of its required net capital. At December 31, 2006, the Company had net capital, as defined, of $727,860 which was $722,860 in excess of its required net capital.

7. Employee benefit plan

The Company has an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to make voluntary contributions not to exceed limitations under the Internal Revenue Code. The Plan does not allow for employer matching contributions.

DN PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007		
Total members' equity		$ 297,309
Deductions and/or charges:		
Nonallowable assets:		
Non-current accounts receivable	$ 18,970	
Prepaid expenses	16,054	
Net capital before haircuts on securities positions		262,285
Haircuts on securities:		
Trading and investment securities		6,681
Adjusted net capital		268,966
Minimum dollar net capital		5,000
Excess net capital		$ 263,966
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 13,255
Deferred income		16,667
Deferred rent		11,380
Aggregate indebtedness		$ 41,302
Ratio of aggregate indebtedness to net capital		.16 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5 filing		$ 225,090
Decrease in other charges against net capital		43,876
Net capital per above		$ 268,966

DN PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007 AND 2006

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Board of Directors
DN Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of DN Partners, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
March 27, 2008

END